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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON APPOINTS NEW PRESIDENT & CEO

Toronto, Ontario – July 12, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the appointment of Shawn Howarth to the role of President and Chief Executive Officer, effective July 28, 2022. Mr. Howarth will be appointed to the Board following the Company’s Annual General & Special Meeting on August 12, 2022.

Mr. Howarth has over 22 years’ experience in the mining industry spanning project evaluation, corporate finance, stakeholder relations and corporate strategy. Most recently, he was Vice President, Corporate Development of Harte Gold Corp., where he was instrumental in development of the Sugar Zone mine and ultimate restructuring and sale of the company. Previously, Mr. Howarth worked in investment banking and mining advisory on the global mining and metals teams with Standard Chartered Bank and Gryphon Partners Canada. He holds a Master of Business Administration from the Ivey School of Business and a Bachelor of Applied Science from Queen’s University.

“I am excited and energized to be joining the Excellon team at such a pivotal time,” stated Shawn Howarth, incoming President and CEO. “Excellon has the foundation for future growth, including strong leadership at the Board and management level, coupled with deep operating experience, particularly in Mexico. My near-term focus will be on optimizing the asset portfolio and returning financial stability to the Company. I look forward to working with the Excellon Board and all stakeholders on a collaborative basis to grow sustainable value for the Company.”

“We are delighted to welcome Shawn to Excellon as President and CEO,” stated André Fortier, Chair of the Board. “As part of a renewed perspective on corporate strategy as we wind-down operations at Platosa, we are establishing new leadership to position the Company for its next phase of growth. Shawn will support this mandate, bringing to Excellon a broad experience set and deep relationship base that will be particularly useful in the Company’s ongoing corporate development strategy.”

Mr. Fortier added, “We thank Brendan for his tireless leadership and commitment to the Company over the past 10 years. Brendan joined Excellon in 2012, leading the turnaround of our Platosa operation and developing strong relationships in Mexico, while assembling the Company’s current portfolio of assets, including Kilgore and Silver City. Brendan has been integral to this transition of leadership and the Board will benefit from his continued support going forward.”

“We have a strong set of assets at Excellon and I believe their full value will be realized under Shawn’s leadership of the Company,” stated Brendan Cahill, outgoing President and CEO. “I remain committed to supporting Excellon and the Board. My focus will shift to ensuring a smooth transition and I look forward to supporting Shawn and the broader management team as a Board member.” Mr. Cahill will remain on the Board of Directors of the Company.

Annual and Special Meeting of Shareholders

The Company will hold its annual and special meeting of shareholders on August 12, 2022.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 12, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer